UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A (Amendment No. 4)*

Under the Securities Exchange Act of 1934

Aeolus Pharmaceuticals, Inc.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

00765G109

(CUSIP Number)

EFFICACY CAPITAL LTD.

with a copy to:
Mintz Levin Cohn Ferris Glovsky and Popeo PC
Mark Lappe, Managing Partner	Jeremy D. Glaser, Esq.
11099 N. Torrey Pines Road, Suite 130	3580 Carmel Mountain Road, Suite 300
San Diego, CA 92137	San Diego, CA 92130
Phone: (858) 568-7562	Phone: (858) 314-1500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 19, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 00765G109

1.	Names of Reporting Persons EFFICACY BIOTECH FUND L.P. I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization DELAWARE, USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,724,125 shares*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,724,125 shares*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,724,125 shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not applicable

13.	Percent of Class Represented by Amount in Row (11) 6.1%

14.	Type of Reporting Person (See Instructions) PN

* See Item 5.

CUSIP No. 00765G109

1.	Names of Reporting Persons EFFICACY BIOTECH FUND LIMITED I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization BERMUDA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,724,125shares*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,724,125 shares*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,724,125 shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not applicable

13.	Percent of Class Represented by Amount in Row (11) 6.1%

14.	Type of Reporting Person (See Instructions) OO

* See Item 5.

CUSIP No. 00765G109

1.	Names of Reporting Persons EFFICACY BIOTECH MASTER FUND LTD. I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization BERMUDA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,724,125 shares*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,724,125 shares*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,724,125 shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not applicable

13.	Percent of Class Represented by Amount in Row (11) 6.1%

14.	Type of Reporting Person (See Instructions) OO

* See Item 5.

CUSIP No. 00765G109

1.	Names of Reporting Persons EFFICACY CAPITAL LTD. I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization BERMUDA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,724,125 shares*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,724,125shares*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,724,125 shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not applicable

13.	Percent of Class Represented by Amount in Row (11) 6.1%

14.	Type of Reporting Person (See Instructions) OO

* See Item 5.

CUSIP No. 00765G109

1.	Names of Reporting Persons MARK LAPPE I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,724,125 shares*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,724,125 shares*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,724,125 shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not applicable

13.	Percent of Class Represented by Amount in Row (11) 6.1%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

(a)                                 Name of Issuer:  Aeolus Pharmaceuticals, Inc

(b)                                 Address of Issuer's Principal Executive Offices:

26361 Crown Valley Parkway, Suite 150

Mission Viejo, CA  92691

(c)                                  Title of Class of Securities:  Common Stock

Item 2.	Identity and Background

(a)                                 Name of Person Filing:

See Item 1 of each cover page.

Pursuant to Rule 13d-1(a) of General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby file this Schedule 13D Statement (this “Schedule 13D”) on behalf of (i) Mark Lappe, (ii) Efficacy Capital Ltd., a Bermuda limited liability company (“Efficacy Capital”), (iii) Efficacy Biotech Fund, L.P., a Delaware limited partnership (“EBF”), (iv) Efficacy Biotech Fund Limited, a Bermuda Exempted Mutual Fund Company (“EBFL”), and (v) Efficacy Biotech Master Fund Ltd., a Bermuda Exempted Mutual Fund Company (“EBMFL”) (collectively, the “Reporting Persons”).

(b)                                 Address of Principal Business Office or, if none, Residence:

11099 N. Torrey Pines Road, Suite 130

La Jolla, CA  92037

(c)                                  Mark Lappe is the Managing Partner of Efficacy Capital Ltd., the Investment Manager for the Reporting Persons.

(d)                                 None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and have not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)                                   Citizenship:

See Item 6 of each cover page.

Item 3.	Source and Amount of Funds or Other Consideration

All of the funds used to purchase the Common Stock were from the working capital of one or more of the Reporting Persons except for the June 30, 2011 transaction.  This transaction was a recordkeeping adjustment.

Item 4.	Purpose of Transaction

The acquisitions described in Item 5 were made for investment purposes.  The Reporting Persons do not presently have any plans or proposals which relate to or would result in any of the transactions described in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)                                 The Reporting Persons collectively own shares or rights to purchase up to 3,724,125 shares of the Issuer’s Common Stock comprising 6.1% of the Issuer’s outstanding Common Stock.

(b)                                 No material change.

(c)                                  The following transactions were effected since the most recent Schedule D filing:

Reporting Person	Date of Transaction	Amount of Securities Involved	Price per Share	Where and How Effected
Efficacy Capital Ltd.	06/30/2011	68,494.00	$0.30	Recordkeeping Correction
Efficacy Capital Ltd.	07/05/2011	(10,000.00)	$0.47	Open Market
Efficacy Capital Ltd.	07/07/2011	(12,000.00)	$0.47	Open Market
Efficacy Capital Ltd	07/11/2011	(20,000.00)	$0.42	Open Market
Efficacy Capital Ltd.	07/12/2011	(14,100.00)	$0.43	Open Market
Efficacy Capital Ltd.	07/13/2011	(500.00)	$0.41	Open Market
Efficacy Capital Ltd.	07/14/2011	(5,000.00)	$0.38	Open Market
Efficacy Capital Ltd.	07/15/2011	(10,500.00)	$0.38	Open Market
Efficacy Capital Ltd.	08/05/2011	(2,000.00)	$0.44	Open Market
Efficacy Capital Ltd.	08/08/2011	(1,000.00)	$0.43	Open Market
Efficacy Capital Ltd.	08/10/2011	(100.00)	$0.24	Open Market
Efficacy Capital Ltd.	08/11/2011	(2,000.00)	$0.42	Open Market
Efficacy Capital Ltd.	08/15/2011	(3,000.00)	$0.42	Open Market
Efficacy Capital Ltd.	08/24/2011	(3,200.00)	$0.42	Open Market
Efficacy Capital Ltd.	08/25/2011	(5,400.00)	$0.42	Open Market
Efficacy Capital Ltd.	08/30/2011	(20,000.00)	$0.42	Open Market
Efficacy Capital Ltd.	08/31/2011	(5,000.00)	$0.48	Open Market
Efficacy Capital Ltd.	09/01/2011	(2,500.00)	$0.48	Open Market
Efficacy Capital Ltd.	09/08/2011	(4,400.00)	$0.48	Open Market
Efficacy Capital Ltd.	09/21/2011	(7,000.00)	$0.48	Open Market
Efficacy Capital Ltd.	09/22/2011	(5,000.00)	$0.48	Open Market
Efficacy Capital Ltd.	09/23/2011	(850.00)	$0.48	Open Market
Efficacy Capital Ltd.	10/10/2011	(10,000.00)	$0.48	Open Market
Efficacy Capital Ltd.	01/23/2012	(1,775.00)	$0.35	Open Market
Efficacy Capital Ltd.	01/25/2012	(10,000.00)	$0.35	Open Market
Efficacy Capital Ltd.	01/26/2012	(1,250.00)	$0.35	Open Market
Efficacy Capital Ltd.	01/27/2012	(35,000.00)	$0.34	Open Market
Efficacy Capital Ltd.	01/30/2012	(10,000.00)	$0.33	Open Market
Efficacy Capital Ltd.	01/31/2012	(4,700.00)	$0.34	Open Market
Efficacy Capital Ltd.	02/02/2012	(100,000.00)	$0.31	Open Market
Efficacy Capital Ltd.	02/07/2012	(3,448.00)	$0.30	Open Market
Efficacy Capital Ltd.	02/08/2012	(20,000.00)	$0.32	Open Market
Efficacy Capital Ltd.	02/10/2012	(10,000.00)	$0.33	Open Market
Efficacy Capital Ltd.	02/13/2012	(1,200.00)	$0.33	Open Market
Efficacy Capital Ltd.	02/14/2012	(7,700.00)	$0.32	Open Market
Efficacy Capital Ltd.	02/15/2012	(22,700.00)	$0.33	Open Market
Efficacy Capital Ltd.	02/16/2012	(14,682.00)	$0.32	Open Market

Efficacy Capital Ltd.	02/17/2012	(20,000.00)	$0.32	Open Market
Efficacy Capital Ltd.	02/21/2012	(950.00)	$0.32	Open Market
Efficacy Capital Ltd.	02/23/2012	(10,600.00)	$0.32	Open Market
Efficacy Capital Ltd.	02/27/2012	(20,000.00)	$0.31	Open Market
Efficacy Capital Ltd.	02/28/2012	(6,250.00)	$0.31	Open Market
Efficacy Capital Ltd.	02/29/2012	(5,500.00)	$0.33	Open Market
Efficacy Capital Ltd.	03/01/2012	(5,000.00)	$0.34	Open Market
Efficacy Capital Ltd.	03/05/2012	(14,800.00)	$0.34	Open Market
Efficacy Capital Ltd.	03/06/2012	(420.00)	$0.34	Open Market
Efficacy Capital Ltd.	03/07/2012	(30,000.00)	$0.34	Open Market
Efficacy Capital Ltd.	03/06/2012	(420.00)	$0.34	Open Market
Efficacy Capital Ltd.	03/06/2012	420.00	$0.34	Open Market
Efficacy Capital Ltd.	03/08/2012	(10,432.00)	$0.35	Open Market
Efficacy Capital Ltd.	03/13/2012	(2,350.00)	$0.36	Open Market
Efficacy Capital Ltd.	03/14/2012	(8,000.00)	$0.32	Open Market
Efficacy Capital Ltd.	03/16/2012	(100,000.00)	$0.33	Open Market
Efficacy Capital Ltd.	03/19/2012	(5,000.00)	$0.32	Open Market

(d) No person other than the Reporting Persons has rights with respect to the economic or voting interests associated with the Shares. (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
No material change.

Item 7.	Material to be Filed as Exhibits
Exhibit A JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 10, 2012
Date

/s/ Mark Lappe
Mark Lappe

Efficacy Capital Ltd.,
a Bermuda limited liability company

/s/ Mark Lappe
By: Mark Lappe
Its: Managing Partner

Efficacy Biotech Fund, L.P.,
a Delaware limited partnership

By: Efficacy Capital Ltd.
Its: General Partner

/s/ Mark Lappe
By: Mark Lappe
Its: Managing Partner

Efficacy Biotech Fund Limited,
a Bermuda Exempted Mutual Fund Company

By: Efficacy Capital Ltd.
Its: Manager

/s/ Mark Lappe
By: Mark Lappe
Its: Managing Partner

Efficacy Biotech Master Fund Ltd.,
a Bermuda Exempted Mutual Fund Company

By: Efficacy Capital Ltd.
Its: Manager

/s/ Mark Lappe
By: Mark Lappe
Its: Managing Partner

Exhibit A

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Date: April 10, 2012

/s/ Mark Lappe
Mark Lappe

Efficacy Capital, Ltd,
a Bermuda limited liability company

/s/ Mark Lappe
By: Mark Lappe
Its: Managing Partner

Efficacy Biotech Fund, L.P.,
a Delaware limited partnership

By: Efficacy Capital Ltd.
Its: General Partner

/s/ Mark Lappe
By: Mark Lappe

Efficacy Biotech Fund Limited,
a Bermuda Exempted Mutual Fund Company

By: Efficacy Capital Ltd.
Its: Manager

/s/ Mark Lappe
By: Mark Lappe
Its: Managing Partner

Efficacy Biotech Master Fund Ltd.,
a Bermuda Exempted Mutual Fund Company

By: Efficacy Capital Ltd.
Its: Manager

/s/ Mark Lappe
By: Mark Lappe
Its: Managing Partner